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                              June 15, 2022

       Wenshan Xie
       Chief Executive Officer
       E-Home Household Service Holdings Limited
       Floor 9, Building 14, HaixiBaiyue Town
       No. 14 Duyuan Road, Luozhou Town
       Cangshan District, Fuzhou City 350001
       People   s Republic of China

                                                        Re: E-Home Household
Service Holdings Limited
                                                            Amendment No. 6 to
Registration Statement on Form F-3
                                                            Filed May 25, 2022
                                                            File No. 333-259464

       Dear Mr. Xie:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 6 to Registration Statement on Form F-3 filed May 25, 2022

       Cover Page

   1. Please refer to the ninth paragraph. Please revise your disclosure to acknowledge that
                                                        Chinese regulatory
authorities could disallow this structure, which would likely result in a material change in your
operations and/or a material change in the value of the securities you are registering for
sale, including that it could cause the value of such securities to significantly decline
or become worthless. Additionally, please provide a cross-reference to your detailed
discussion of risks facing the company and the offering as a result of this structure.
 Wenshan Xie
E-Home Household Service Holdings Limited
June 15, 2022
Page 2
Prospectus Summary, page 1

2. Revise the prospectus summary to disclose clearly that the company uses a structure that involves subsidiaries in Hong Kong and China and what that entails. Revise your disclosure under "Corporate Structure" to disclose clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company's operations are conducted. Disclose any uncertainties regarding the status of the rights of the Cayman
         Islands holding company due to legal uncertainties and jurisdictional limits.
       Please contact Stacey K. Peikin at 202-551-6223 or Donald Field at 202-551-3680 with any questions.



FirstName LastNameWenshan Xie                     Sincerely,
Comapany NameE-Home Household Service Holdings Limited
                                                  Division of Corporation
Finance
June 15, 2022 Page 2                              Office of Trade & Services
FirstName LastName